SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                       11 August, 2004

SkyePharma Receives US$5 million for Transfer of Solaraze® Rights

LONDON, UK, 11 August 2004 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces that it has received a payment of US$5 million from Quintiles Transnational Corp. ("Quintiles") for consenting to the transfer of the US, Canadian, and Mexican marketing rights for SkyePharma's dermatology product Solaraze® to Bradley Pharmaceuticals, Inc. ("Bradley"). These rights had been licensed to, and Solaraze® has been marketed in the USA by, Quintiles' wholly-owned subsidiary Bioglan Pharmaceuticals Company ("Bioglan"). However, as of yesterday, Bioglan's assets, including its licensed Solaraze® rights, have been acquired by Bradley pursuant to an asset purchase deal between Bioglan and Bradley originally announced in June.

Michael Ashton, SkyePharma's Chief Executive, said: "Solaraze® is our leading topical product and sales are rising rapidly, for example more than doubling in 2003. With growing recognition of the risks posed by sun-induced skin damage, we are confident that the product has excellent future growth potential.

Bioglan has already established a strong position in the US dermatology market. We expect sales of Solaraze® to benefit from an expanded dermatology detail force now that Bioglan has come under the wing of Bradley, a fast-growing specialty pharmaceuticals company."

For further information please contact:

SkyePharma PLC                                                                                   +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                          +44 207 491 5124
Sandra Haughton, US Investor Relations                                              +1 212 753 5780

Buchanan Communications                                                              +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now nine approved products incorporating three of SkyePharma's five technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About Solaraze®
Solaraze® is a topical gel treatment for actinic keratosis (AK), a common pre-cancerous skin condition caused by excessive sun exposure. AK is now regarded as an early form of squamous cell carcinoma. In the US and the UK the prevalence in adults is estimated at 10-26% and in Australia, where sunlight levels are unusually high, approximately half of adults aged 40 or more have AK. The condition typically presents in middle age, normally as multiple small lesions on the forehead (also on the scalp, neck, shoulders and arms). The main current treatments are surgical excision, cryosurgery with liquid nitrogen, treatment with the cytotoxic cancer drug 5-fluorouracil (5-FU) or photodynamic therapy. These treatments are effective but cause pain and blistering/reddening at the treatment site and only treat single lesions at a time.

In Solaraze®, SkyePharma's proprietary hyaluronic acid gel technology maximises and prolongs the concentration of the active drug ingredient, diclofenac, in the upper layers of the skin, thereby improving efficacy and minimising systemic side-effects. The treatment, applied to the affected area twice a day for 2-3 months, is painless and much less cosmetically disfiguring than alternative therapies.

Outside North America, Solaraze® is marketed by Shire Pharmaceuticals in Europe, Australia, New Zealand, South Africa and certain Pacific Rim territories. Global sales in 2003 were US$18 million (2002: US$8 million). SkyePharma receives a mid-teens royalty on licensees' sales of Solaraze®.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   August 11, 2004